SEC LETTER TO SPARK FUND ONE, LLC

Issuer Response to Letter dated February 28, 2025

Amendment No. 1 to Offering Statement on Form 1-A filed February 12, 2025
File No. 024-12545

SEC COMMENT	ADDRESSED BY
General

1.      We note your response to prior comment 2 and the addition of the section titled "Prior Performance," including the prior performance tables and the narrative description of projects. For each project, please revise or advise to reconcile the Development Fees disclosed under "Table II - Compensation to Sponsor (Unaudited)" on page 34 with the Development Fee disclosed under "Description of Company Affiliate Projects With Similar Investment Objectives" on pages 35-39. As a non-exclusive example, we note that for the Heritage of Yorktown project, you disclose $435,550 of Development Fees in the tabular disclosure on page 34, as compared to approximately $1,828,125 of Development Fee in the narrative disclosure on page 36. As another non-exclusive example, we note that for the Vita of Greenfield independent-living project, you disclose $1,221,161 of Development Fees in the tabular disclosure on page 34, as compared to approximately $3,765,000 of Development Fee in the narrative disclosure on page 37.

To rectify and reconcile differences in the Development Fees disclosed under “Table II – Compensation to Sponsor (unaudited)” and the Development Fees specific project’s narrative, the Issuer has included within Table II separate line items for (i) Total Development Fees Accrued, (ii) Development Fees Paid to Sponsor, and (iii) Deferred and Unpaid Development Fees.

Additional narrative is included within each project disclosed in the “Description of Company Affiliate Projects With Similar Investment Objectives” section clarifying (i) the amount of the total Development Fee contractually due to the Affiliate, (ii) the amount of Development Fees paid to the Affiliate, and (iii) the amount of deferred Development Fees due and owing to the Company Affiliate with the payment thereof being dependent upon the future cash flows of the project.